July 1, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street NE Washington, D.C. 20549

Attn:	Bonnie Baynes Angela Connell Tyler Howes Joshua Gorsky

Re:	Helix Acquisition Corp. II TheRas, Inc. Registration Statement on Form S-4 Filed June 20, 2025 File No. 333-288222

Ladies and Gentlemen:

On behalf of Helix Acquisition Corp. II, a Cayman Islands exempted company (“Helix”), and TheRas, Inc. (d/b/a BridgeBio Oncology Therapeutics), a Delaware corporation (“BBOT” and together with Helix, the “Co-Registrants”), we are writing to submit the joint responses of Helix and BBOT to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above referenced Registration Statement on Form S-4 submitted on June 20, 2025 (the “Registration Statement”), contained in the Staff’s letter dated June 27, 2025 (the “Comment Letter”).

The Co-Registrants have filed via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects their joint responses to the comments contained in the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-4

Dilution, page 236

1.	We note the revisions to your Dilution disclosure in response to prior comment one. Your revised NTBV calculation removes the adjustment to reflect the “conversion of Helix equity into equity of combined company” which was not the intent of our prior comment. Although the effects of the Business Combination itself should be excluded from the dilution disclosures, the lapse of redemption provisions after consummation of the Business Combination will result in such shares being reclassified to permanent equity. As such, it would appear that the value of such shares (after reflecting redemptions) should be included in your NTBV calculation. Further, your current NTBV per share calculation includes these shares in the denominator but excludes the value of such shares from the numerator. Please revise accordingly.

Response: The Co-Registrants have revised the disclosure on pages 236-237 of Amendment No. 1 in response to the Staff’s comment.

TheRas, Inc. - Notes to Unaudited Condensed Financial Statements

5. Commitments and Contingencies, page F-56

2.	We note your disclosure on page 300 of the April 2025 dispute over indexed milestone payments from the terminated UCSF license agreement and your disclosure on pages F-56 and F-82 that “[TheRas] is not currently involved in any legal actions that could have a material effect on the Company’s financial position, results of operations, or liquidity.” Please tell us your consideration of providing the disclosures required by ASC 450-20-50-3 through 50-5 as it relates to this potential loss contingency, including the amount or range of reasonably possible losses in excess of recorded amounts.

Response: In response to the Staff’s comment, the Co-Registrants respectfully advise the Staff that, with respect to the UCSF matter, BBOT has determined that the conditions for a loss contingency have not been met because BBOT believes that the likelihood that a loss will be incurred is remote. Accordingly, BBOT has determined that disclosure in the financial statements of the matter involving the terminated UCSF license described on page 300 is not required under FASB ASC 450-20-50. In reaching its determination, BBOT considered (i) that, to date, BBOT has only received a letter from UCSF asserting that a payment will become due on an unspecified date in the future and no formal complaint has been filed, (ii) the advice of legal counsel and other advisors, and (iii) BBOT’s belief that it has meritorious and valid substantive defenses against the assertions made by UCSF. Based on its review and in consideration of the impact on the financial statements, BBOT determined that neither an accrual for loss contingency nor financial statement disclosure is required to be disclosed in the Registration Statement under FASB ASC 450-20-50.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP or Maggie L. Wong at (415) 733-6071 of Goodwin Procter LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II
Eli Wallace, TheRas, Inc.